

December 20, 2012

Via E-mail
William C. Losch, III
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103

      Re: **First Horizon National Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 28, 2012
               Form 10-Q for Fiscal Quarter Ended September 30, 2012
               Filed November 8, 2012
               File No. 001-15185

Dear Mr. Losch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2011

Risk Factors, page 18

1. Your disclosure in this section does not sufficiently meet the requirements of Item 503(c) of Regulation S-K. We note that you have not set forth each risk factor under a subcaption that adequately describes the risk. In addition, much of your risk disclosure

does not explain how the risk specifically affects you, the issuer. As an example only, under the subcaption "Credit Risks" on page 26, you state that you face risks relating to repayment and charge-offs, but you do not provide specific, quantified information regarding your credit charge-offs compared to historical norms. You may include cross references to other sections of your disclosure, but any specific information that is material to shareholders should be included in this section and presented in a concise and organized manner. Please review this section in its entirety and revise in future filings. We may have further comment based on your proposed disclosure in response to this comment.

Properties, page 39

2. We note your disclosure that you have no properties that you consider to be materially important to your financial statements. Please revise your disclosure in future filings to state briefly the location and general character of your headquarters and branch locations. Please refer to Instruction 1 to Item 102 of Regulation S-K, which states that the information required under this Item is such information as reasonably will inform investors as to the suitability and adequacy of your facilities.

Management's Discussion and Analysis of Financial Condition (incorporating information included in the Annual Report to Shareholders for the Fiscal Year Ended December 31, 2011), page 43

3. In announcing its downgrade of your L-T credit rating, Fitch stated that one significant impact on First Horizon was the current low interest rate environment, which has severely squeezed your net interest margin. On page 46 of your Annual Report to Shareholders for the Fiscal Year Ended December 31, 2011, you include a summary of the results of your interest rate risk analysis. Please provide us with the most recent analysis. Also, in your next filing that includes a management's discussion and analysis section, please discuss the impact of the low interest rate environment, including management's view of the impact of the environment on your capital. Also, please address management's view of First Horizon's ability to expand its net interest margin if interest rates remain low.

4. In the management's discussion and analysis incorporated from your Annual Report to Shareholders for the Fiscal Year Ended December 31, 2011as well as included in the 10-Qs for the quarters ended March 31, June 30 and September 30, 2012, you discuss the impact of credit ratings on the collateral you are required to post as part of your derivatives and other positions as well as the impact on the rates that First Horizon must pay for certain liabilities. Please provide us with your analysis as to any impact of the downgrades in your credit ratings, including quantifying any increase in collateral and any change in interest rates that you pay on your liabilities that is not reflected in the overall movement of market interest rates.

Audit Committee Financial Expert, page 10 of Definitive Proxy Statement on Schedule 14A

5. We note that Colin V. Reed has not been a member of the Audit Committee since 2008.
    Therefore, in future filings, please remove the disclosure regarding his past designation as
    an audit committee financial expert as it is no longer applicable under Item 407(e)(5) of
    Regulation S-K.

Security Ownership of Management, page 18 of Definitive Proxy Statement on Schedule 14A

6. We note that the director and officer group owns 1.58% of your outstanding common
    stock. In future filings, to the extent this amount continues to exceed one percent of the
    class, please revise to include this percentage in a column of the ownership table. Please
    refer to Instruction 1 to Item 403 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Retail Loan Portfolios

Impact of 2012 Regulatory Guidance, page 13

7. Please clarify for us whether you placed any second liens that are behind firsts you do not
    own or service on nonaccrual status during the first quarter of 2012 as a result of the
    regulatory guidance issued.

8. Explain to us, for second liens that are behind firsts that you do not own or service, when
    you would place the second lien on nonaccrual. Describe how your policy takes into
    consideration all reasonably available information for the second liens, including the
    performance of the associated senior liens as well as trends in other credit quality
    indicators.

Consumer Real Estate, page 95

9. We note as of September 30, 2012, FHN owns or services less than five percent of the
    first liens that are senior to the $3 billion of home equity second liens in the consumer
    real estate loan portfolio. We further note your disclosure that FHN has no first hand
    visibility into the performance status of, nor does it actively monitor, the majority of the
    first liens it does not own or service. And, that it is expected that your ALLL
    methodology will be enhanced in the future as FHN is currently assessing various
    alternatives for gaining visibility into the status of first liens in which FHN has a second
    lien. Please tell us how you incorporated this increased risk in your ALLL estimate for
    this portfolio at quarter-end. In addition, tell us if you utilized credit report data,
    including FICO scores to aid in this respect

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202)551-3851 or me at (202)551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney at (202)551-3454 or Chris Windsor, Special Counsel, at (202)551-3419 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant